Exhibit 99.2

ECARX Accelerates Next Generation of In-Vehicle Computing; Partners with Unreal Engines

New suite of products and cutting-edge partnership will overhaul the in-vehicle experience, pioneering a new era of intelligent vehicles

New York, NY, May 9, 2023 —ECARX Holdings, Inc. (Nasdaq: ECX) ("ECARX"), today formally announced during its inaugural investor day a suite of new groundbreaking products that will push the boundaries of the driver experience. Among the products are Super Brain – a new “all-in-one” central computing system, Makalu – a new intelligent cockpit platform with real-time 3D rendering, server level processing performance, and new functionalities for safety and security. Additionally, ECARX today shared details around a wide-ranging licensing agreement with Unreal Engine, the world-leading pioneer of 3D immersive visual tools. Together, the companies will collaborate on next-generation in-vehicle digital cockpits and infotainment applications that possess 3D rendering functionalities.

“Today is a landmark moment for ECARX,” said ECARX co-founder, Chairman and CEO, Ziyu Shen. “Over the past six years, we have remained focused on building the foundation for the intelligent vehicle ecosystem that will revolutionize smart mobility. Through our market-leading products and innovation-driving partnerships, we are excited to expand our customer base and become the world’s top auto-tech company.”

During the company’s inaugural investor day, ECARX revealed a wide range of new hardware and software solutions that form the core of a long-term product strategy. These include the Antora series to fulfill increasing System-on-a-Chip demands in the electric vehicle market, Makalu to push the boundaries of the driver experience, the Super Brain central computing platform to power the evolution of advanced driver assistance systems (ADAS), and Cloudpeak to serve as cross-domain system software.

Antora series: Fulfilling the increasing System-on-a-Chip demand in the electric vehicle market

Antora 1000

•	Powerful 7 nanometer automotive-focused System-on-a-Chip that increases overall computing power of the car

•	Streamlines system integration with 40 percent fewer pins

•	Certified for functional safety and information security; supports rich intelligent cockpit hardware configurations

Antora 1000 Pro

•	Powerful 200k DMIPS computing power

•	1.8 TFLOPS graphics rendering capability

•	Inter-module video stream latency lowered by 51 percent than other mass-produced flagship platforms

•	All-in-one computing platform integrating cockpit and parking, as well as some ADAS functions

Makalu: Pushing the boundaries of the driver experience

•	One of the most powerful intelligent cockpit platforms, enabling real-time 3D environment rendering with server level processing performance

•	Shaping the future of gaming inside the vehicle, an immersive dashboard experience, and personalized entertainment for passengers

•	Multiple 4K displays can be supported to maximize the precision of the graphics

Super Brain Platform: Powering the evolution of ADAS & the Software Defined Vehicle

•	An “all-in-one” solution that integrates the cockpit, driving, and vehicle control with ECARX full-stack hardware and software technologies

•	Combining the SE1000, cutting edge System-on-a-Chip (SoC), with advanced AD chipsets to bring AI performance to its full potential

•	To enable improvements in the performance and efficiency of the E/E architecture and drive the evolution from intelligent EVs to intelligent mobile devices

Cloudpeak: Cross-domain foundation for intelligent vehicles

•	A multi-pillar & cross-domain system built by ECARX global R&D teams in collaboration with HaleyTek – the joint venture between ECARX and Volvo

•	Supports multiple hardware platforms and multiple application ecosystems

•	Meets highest standards of safety and security around the globe

In addition to the major product announcements, ECARX shared details of a strategic partnership with Unreal Engine, a business unit of Epic Games. Unreal Engine will work closely with ECARX to provide software, support, and 3D technology that will underpin and enhance cockpit visuals and enable passenger interactive entertainment in one of the most ambitious visual-imaging partnerships in the automotive industry. ECARX will harness visuals developed for leading AAA video games to provide truly engaging experiences for drivers and passengers.

The collaboration expands the ecosystem for ECARX’s next-generation digital cockpit by enabling an immersive user experience through in-vehicle gaming and the development of desktop-level 3D visual effects. The potential volumes, automotive applications, and target markets for ECARX systems using Unreal Engine technologies are expected to be agreed in the inaugural phase of the collaboration.

The next-generation digital cockpit is expected to first be available in intelligent vehicles from 2024 and will provide advanced gaming functionalities that include industry-leading graphics, a multiplayer framework, and high-quality cinematic experiences, among others.

“By leveraging Unreal Engine’s groundbreaking software development platform and vast portfolio of industry-leading video games, ECARX will be able to deliver advanced gaming and cinematic capabilities directly to the dashboard of a car,” Mr. Shen said. “This collaboration expands the market opportunity for our next-generation digital cockpit and brings our full-stack automotive solution to the next level — reimagining the in-vehicle experience for all. Drivers can look forward to incredible high-fidelity detail when engaging with their digital cockpit and to experiencing the most immersive user experience ever created for vehicles.”

The collaboration between ECARX and Unreal Engine represents an important strategic milestone for the company, and builds on recent agreements with smart, AMD, Meizu, FAW, and SiEngine to drive innovation in the industry and create robust pathways to growth.

Join the ECARX Investor Day via Live Stream

The ECARX Investor Day will begin at 8:00am ET/5:00am PT.

A livestream of the Investor Day along with the presentation of the event can be found on the company’s investor relations page, and available on-demand at: www.ecarxgroup.com/investorday

About ECARX

ECARX (Nasdaq: ECX) is a global mobility-tech provider partnering with OEMs to reshape the automotive landscape as the industry transitions to an all-electric future. As OEMs develop new vehicle platforms from the ground up, ECARX is developing a full-stack solution – central computer, System-on-a-Chip (SoCs) and software to help continuously improve the in-car user experience. The company’s products have been integrated into more than 5.0 million cars worldwide, and it continues to shape the interaction between people and vehicles by rapidly advancing the technology at the heart of smart mobility.

ECARX was founded in 2017 and today we have more than 1,500 team members. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group – one of the largest automotive groups in the world, with ownership interests in international brand OEMs including Lotus, Lynk & Co, Polestar, smart and Volvo Cars.

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,“ “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise and forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Contacts:

Adam Kay
ir@ecarxgroup.com

Media Contacts:

ECARX-Media@teneo.com

SOURCE ECARX Holdings, Inc.